Item 77D

THE KOREA FUND, INC.

The Korea Fund, Inc. changed its name-related investment strategy. Prior to May 1, 2002, the Fund's strategy stated that the fund pursues its goal by investing at least 80% of its net assets in securities listed on the Korea Stock Exchange. The policy was revised as follows: It is the policy of the Fund normally to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in securities listed on the Korea Stock Exchange.